

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 1, 2010

Mr. Kenneth D. Mann
Chief Financial Officer
Deltic Timber Corporation
210 East Elm Street
P.O. Box 7200
El Dorado, AR 71731

> **Re: Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 19, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 6, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed August 3, 2010**
> **File No. 001-12147**

Dear Mr. Mann:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibits 31.1 and 31.2 – Section 302 Certifications

1. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, please do not replace the word "registrant" with "company" and do not remove words or phrases, such as "fiscal" in paragraph 4(d) or "(or persons performing the equivalent functions)" in

paragraph 5. This comment also applies to the Section 302 certifications contained as Exhibits 31.1 and 31.2 to your Forms 10-Q for the periods ending March 31, 2010 and June 30, 2010. Please comply with this comment in all future annual and quarterly reports.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Controls and Procedures, page 28

2. We note that your disclosure regarding management's conclusion as to the effectiveness of the Company's disclosure controls and procedures does not conform to the definition in Exchange Act Rule 13a-15(e). Please confirm to us that your CEO and CFO concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and CFO, to allow timely decisions regarding disclosure. This comment also applies to your disclosure regarding disclosure controls and procedures on page 30 of your Form 10-Q for the period ending June 30, 2010. In future filings, please conform your disclosure to the definition included in Exchange Act Rule 13a-15(e) or refrain from including the disclosure controls and procedures definition.

Definitive Proxy Statement on Schedule 14A

The Board of Directors, page 4

3. We note your statement that "While the Board oversees the Company's risk management, management is responsible for the day-to-day risk management process." In accordance with Item 407(h) of Regulation S-K, please disclose in future filings how the Board administers its risk oversight function, and the effect that this has on the Board's leadership structure.

Nominees for Election as Directors, page 8
Directors Whose Term of Office Continue, page 9

4. In future filings, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as your director at the time that the disclosure is made, in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications. See Item 401(e) of Regulation S-K.

Executive Compensation, page 14
Compensation Discussion and Analysis, page 14
Benchmarking, page 16

5. We note that you benchmark total compensation, base salaries, and equity-based
    compensation. To the extent that you continue to benchmark executive
    compensation, in future filings, please not only clearly identify the benchmark,
    but also disclose where actual payments fell within the targeted parameters. To
    the extent actual compensation was outside the targeted range, please explain
    why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

2009 Grants of Plan-Based Awards Table, page 34

6. We note that you calculated the grant date fair value of the performance restricted
    stock in column (g) using $42.00 per share and that you calculated the grant date
    fair value of the time-based restricted shares in column (i) using $34.41 per share.
    Please explain to us supplementally why you used different price multipliers since
    the awards were granted on the same date.

Compensation Policies/Risk Management, page 47

7. We note your disclosure in response to Item 402(s) of Regulation S-K. Please
    describe the process you undertook to reach the conclusion that your
    compensation policies are not reasonably likely to have a material adverse effect
    on the company.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

*   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3397 if you have any questions.

Sincerely,

Jay Ingram
Legal Branch Chief